Filed Pursuant to Rule 424(b)(3)
Registration No. 333-202374

Prospectus Supplement dated December 31, 2015

(To Prospectus dated February 27, 2015)

Spectra Energy Corp

Stock Purchase and Dividend Reinvestment Plan (the “Plan”)

This Prospectus Supplement relates to shares of common stock, par value $0.001 per share, of Spectra Energy Corp (“Spectra Energy”) registered for offer and sale under the Plan.

On February 27, 2015, Spectra Energy filed a Registration Statement on Form S-3 (Registration No. 333-202374) with the Securities and Exchange Commission in order to register 5,000,000 shares of Spectra Energy common stock for offer and sale to Plan participants. The Registration Statement became effective upon filing and included a prospectus dated February 27, 2015 (the “Prospectus”). This Prospectus Supplement updates and amends the Prospectus to implement a new fee structure and a new minimum share balance requirement. Each of the new fee structure and the new minimum share balance requirement is effective as of January 1, 2016. This Prospectus Supplement should be attached to and read in conjunction with the Prospectus.

The following amends and restates the first full sentence on the cover page of the Prospectus:

The Plan provides a convenient way for you to purchase shares of our common stock and to reinvest cash dividends in additional shares of our common stock.

SUMMARY OF THE PLAN

The following amends and restates the second full paragraph under the heading “Summary of the Plan”:

Reinvestment of Dividends: You may elect to have all or a portion of your cash dividends on our common stock automatically reinvested toward the purchase of additional shares of our common stock. You also have the option of receiving a cash dividend on all or a portion of the shares held in your account (“Account”) under the Plan.

The following amends and restates the sixth full paragraph under the heading “Summary of the Plan”:

Sale of Shares: You may sell (i) shares of our common stock credited to your Account through the Plan, including those certificated shares deposited into the Plan for safekeeping, and (ii) those dividend reinvestment shares deposited into the Plan. You will be charged a sale fee of $15 and a brokerage fee of $0.05 per share, and any required tax withholdings or transfer taxes will be deducted from the proceeds that you receive from the sale.

The following amends and restates the eighth full paragraph under the heading “Summary of the Plan”:

Fees: You will be charged a brokerage fee of $0.05 per share for the purchase of shares through your Account in the open market. A sale fee of $15 and a brokerage fee of $0.05 per share will be deducted from the proceeds of any sale of shares credited to your Account.

TELEPHONE NUMBERS AND MAILING ADDRESS

The following is added as the fifth full paragraph under the heading “Telephone Numbers and Mailing Address”:

If you request that the Administrator mail any documents to you via overnight delivery services, you will be charged a fee of $25.

INVESTMENT OPTIONS

The following amends and restates the fifth full paragraph under the heading “Investment Options”:

Direct Deposit of Cash Dividends: If you choose the partial dividend reinvestment option or the no dividend reinvestment option, you may elect to have all of your cash dividends deposited directly into your U.S. bank account on the dividend payment date instead of receiving a check by mail. To make this election, you must complete a direct deposit authorization form and return it to the Administrator, along with a voided check for the designated bank account. The direct deposit authorization form is available from the Administrator. In order to initiate, change or stop the direct deposit of dividends, the Administrator must receive your written request at least thirty (30) days before the dividend payment date. If you choose to receive your cash dividends by check, you will incur a $3 fee to replace a previously issued dividend check.

OPTIONAL INVESTMENTS

The following amend and restate the fourth, fifth and sixth full paragraphs under the heading “Optional Investments”:

•	Check – You may make optional investments during any month by delivering to the Administrator a completed optional investment stub (the tear-off portion located at the bottom of your statement or transaction advice) or an Enrollment Form, and a personal check made payable in U.S. dollars from a U.S. bank to Spectra Energy Corp. You will incur a $5 administrative processing fee for each check payment. Cash payments will not be accepted.

•	Automatic Bank Draft – You may pre-authorize the Administrator to deduct a set amount ($25 minimum) from a U.S. checking, savings or credit union account. To initiate the bank draft, you must complete and sign the “Authorization for Monthly Investments” section of the Enrollment Form, and return it to the Administrator with a voided check for the bank account from which funds are to be drafted. Automatic bank drafts will be initiated as promptly as practicable. After the automatic bank draft is established, funds will be drawn on the 25th of each month or if that date falls on a non-business day, the next business day. If the draft occurs on any day other than a Friday, funds drafted will be invested in our common stock on the next weekly cash payment Investment Date following receipt of funds. Bank drafts occurring on a Friday will be invested on the Investment Date occurring in the following week. You should allow up to four (4) weeks for the first automatic bank draft to be initiated. In order to terminate an automatic bank draft, you must notify the Administrator in writing at least ten (10) business days before the next automatic bank draft date in order for the termination to be effective by that date. You will incur a $3 administrative processing fee for each automatic bank draft.

You should direct any inquiries regarding other forms of payment to the Administrator as indicated above under the caption “Telephone Numbers and Mailing Address.” The Administrator will impose a $35 fee for any check returned for insufficient funds and a $25 fee for any automatic bank draft returned for insufficient funds.

PURCHASE OF SHARES

The following amends and restates the third full paragraph under the heading “Purchase of Shares”:

Pricing of Shares Purchased in the Open Market: The price of any shares of our common stock purchased in the open market to satisfy Plan requirements will be the weighted average price per share of the aggregate number of shares purchased for the relevant Investment Date. The number of shares (including any fraction of a share, rounded to four decimal places) of our common stock purchased in the open market that is credited to your Account for a particular Investment Date will be determined by dividing the total amount of cash dividends, optional investments and/or initial investments to be invested for you on that Investment Date by the relevant purchase price per share. You will be charged a brokerage fee of $0.05 per share for the purchase of shares through your Account in the open market. Please read “Optional Investments—Waiver of Maximum Investment Limit” for information on pricing for investments in excess of $100,000.

SALE OF SHARES

The following amends and restates the second full paragraph under the heading “Sale of Shares”:

The Administrator reserves the right to close your Account if the share balance in the Account is less than five (5) whole shares at the end of any calendar year. If the Administrator exercises this right, you will receive a check for the value of any shares held in your Account at the time it was closed, less a sale fee of $15, a brokerage fee of $0.05 per share and other applicable fees and any required tax withholdings or transfer taxes.

The following amends and restates the fifth full paragraph under the heading “Sale of Shares”:

Pricing of Shares Sold: The sale price of any shares sold will be the weighted average price of all shares sold for participants in the Plan during the period in which the Affiliated Broker is provided with Plan shares for that sale. You will receive the proceeds of the sale, less a sale fee of $15, a brokerage fee of $0.05 per share and any required tax withholdings or transfer taxes. You will incur a $3 fee to replace a previously issued sale proceeds check.

ISSUANCE OF CERTIFICATES

The following amends and restates the first sentence of the first full paragraph under the heading “Issuance of Certificates”:

You may obtain at any time, for a processing fee of $50, a certificate for all or a part of the whole shares of our common stock credited to your Account upon written request to the Administrator.

STATEMENTS OF ACCOUNT

The following amends and restates the first full paragraph under the heading “Statements of Account”:

If you reinvest dividends, then you will receive a quarterly statement showing all transactions for your Account during the current calendar year. You will receive transaction advices in months in which you made an optional investment or deposited, transferred or withdrew shares under the Plan. The Administrator will also send a statement promptly after the sale of shares under the Plan. The Administrator will charge a fee of $10 to reissue any duplicate statement or any duplicate transaction advice. If you participate in the Plan through a broker, bank or other intermediary account, you should contact that party regarding your statement.

TERMINATION OF PARTICIPATION

The following amends and restates the first full paragraph under the heading “Termination of Participation”:

You may terminate your participation in the Plan at any time by delivering written instructions to the Administrator, by mail signed by all registered holders listed on the Account. Upon termination, you must elect either to receive a certificate or direct registration shares for the number of whole shares held in your Account and a check for the value of any fractional share, less a sale fee of $15, a brokerage fee of $0.05 per share and other applicable fees and any required tax withholdings or transfer taxes, or to have all the shares in your Account sold for you as described under the caption “Sale of Shares” in this prospectus.

PLAN OF DISTRIBUTION

The following amends and restates the fourth full paragraph under the heading “Plan of Distribution”:

You will be charged a brokerage fee of $0.05 per share for the purchase of shares through your Account in the open market. Upon withdrawal by a participant from the Plan by the sale of shares of our common stock held under the Plan, the participant will receive the proceeds of that sale less a sale fee of $15, a brokerage fee of $0.05 per share and other applicable fees and any required tax withholdings or transfer taxes.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following amends and restates the third full paragraph under the heading “Certain United States Federal Income Tax Considerations”:

In general, the amount of cash dividends paid by us will be includable in your income even though reinvested under the Plan. When your dividends are reinvested to acquire shares (including any fractional share) directly from us, you will be treated as having received on the dividend payment date a taxable dividend in an amount equal to the fair market value of our common stock purchased for your account under the Plan. When your dividends are reinvested to acquire shares (including any fractional share) purchased in market transactions, you will be treated as having received a taxable dividend equal to the amount of cash dividends used to make those purchases.

The date of this Prospectus Supplement is December 31, 2015.